HLTH CORPORATION 669 RIVER DRIVE, CENTER TWO ELMWOOD PARK, NJ 07407 201.703.3400 TEL 201.703.3401 FAX
October 9, 2007
VIA EDGAR AND BY FAX
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Perry Hindin, Special Counsel

Re:	HLTH Corporation f/k/a Emdeon Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2006
Filed April 30, 2007
File No. 000-24975

Ladies and Gentlemen:
     We are writing to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (“Amendment No. 1”) in the Staff’s letter dated August 21, 2007 to HLTH Corporation (the “Company” or “HLTH”). The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference. All page number references in the responses below correspond to the page numbers contained in Amendment No. 1. In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Cash Bonuses, page 16
     1. We note your statement on page 16 that you have no pre-established performance targets in determining bonuses. However, the statement that the Compensation Committee determined such amounts based on its assessment of the performance of Emdeon and its business segments in 2006 (taking into consideration the extent to which financial and operational goals discussed by management and the Board during 2006 were achieved) suggest that your compensation is aligned with quantitative goals. Please disclose these specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 1 to Item 402(b) as well as Item 402(b)(2)(vi) of Regulation S-K.

U.S. Securities and Exchange Commission
October 9, 2007

     Response
     The 2006 bonuses for HLTH’s Named Executive Officers, or NEOs, paid in early 2007 were determined by the Compensation Committee (the “Committee”) of the HLTH Board of Directors (the “Board”) in its discretion, other than the bonus paid to Mr. Gattinella, which was determined by the Compensation Committee (the “WHC Committee”) of the Board of Directors of WebMD Health Corp. (“WHC”) in its discretion, since he is the Chief Executive Officer of WHC (a separate public company that is approximately 84% owned by HLTH). Mr. Gattinella’s bonus was concurred in by the Committee at the time of its determination by the WHC Committee.
     HLTH’s NEOs (and its other executive officers) do not participate in a formal annual bonus plan and the Committee may consider any factors it deems appropriate in making annual bonuses. The Committee believes that, for HLTH at this time, a flexible annual bonus process is a more appropriate one for motivating HLTH’s executive officers than setting quantitative targets in advance because it allows the Committee to consider, in its bonus determinations: (a) goals of any type set by the Board and communicated to senior management at any point in the year, (b) the effects of acquisitions and dispositions of businesses made during the year, and (c) the effects of unexpected events and changes in HLTH’s businesses during the year. In 2006, for example, the Company went through a significant repositioning as a result of sale transactions involving two segments (Emdeon Business Services and Emdeon Practice Services) that constituted approximately 70% of the Company’s revenue and the use of the proceeds from the sale transactions to repurchase a substantial portion of HLTH’s common stock. The repositioning transactions and related sales processes would have made it difficult, if not impossible, to use targets established at the beginning of 2006 in a meaningful way. The Committee also has not set such targets for 2007. The Committee may, at some point in the future determine that it will use objective targets set in advance in determining executive officer bonuses and, if it does, we understand that the disclosure requirements noted in the Staff’s comment would be applicable. As disclosed in the section of the CD&A entitled “Deductibility of Compensation,” the Committee understands that cash bonuses to HLTH’s executive officers that are determined in the Committee’s discretion do not qualify as performance-based within the meaning of Section 162(m) of the Internal Revenue Code and, therefore, are subject to its limits on deductibility. However, as disclosed in the same section, the Committee considered the amount of net operating loss carry-forwards available to HLTH to offset income for Federal income tax purposes in implementing its processes regarding bonuses.
     The Staff’s comment notes that Amendment No. 1 contains disclosure that financial goals were discussed by the Board with the NEOs in 2006. This disclosure does not refer to specific targets set in advance, but rather to non-quantified directional goals discussed by the Board with management, including: (a) maintaining the financial performance of Emdeon Business Services and Emdeon Practice Services during the time those businesses were subject to due diligence investigation by potential purchasers and (b) appropriately reducing corporate expenses after consummation of the sale transactions involving Emdeon Business Services and Emdeon Practice Services. The Committee determined that the NEOs performed extremely well in meeting these goals. In future CD&As, we will provide additional disclosure regarding these types of goals, to the extent considered significant by the Committee.
     While bonuses for NEOs were not based on specific financial targets, HLTH’s financial performance was considered by the Committee, in hindsight and on a subjective basis, as one factor in its determinations regarding the 2006 bonuses for HLTH’s executive officers. In addition, in the case of bonuses paid to heads of segments, the financial performance of the specific segment was considered by

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the Committee. In future CD&As, we will include additional disclosure regarding the Committee’s subjective evaluation, at the time bonuses are granted, of the Company’s financial performance. As disclosed in the descriptions of the respective employment agreements with the NEOs (and discussed further in the Company’s response to Comment No. 4), the Committee has established, with respect to certain of the NEOs, a target percentage of the individual’s salary as the bonus that the specific NEO can earn (though the Committee can, in its discretion, grant bonuses exceeding that target percentage and has done so in the past). In future CD&As, we will include, in the table showing bonuses, the target percentage and target bonus amount for each individual to which that applies and will include a related section containing more specific discussion of why any bonus paid is less than, equal to or more than the applicable target, including the consideration given to financial performance by the Committee in its determinations and the consideration given to individual contributions of specific NEOs (see the response to Comment No. 3 for additional detail in this regard).
     2. To the extent you believe that disclosure of specific targets or performance objectives is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. Please also disclose how difficult or likely it will be for the registrant to achieve the undisclosed target levels or other factors. Please provide as much detail as necessary without disclosing information that would result in competitive harm. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, please provide disclosure that addresses the relationship between historical and future achievement.
     Response
     Please see the response to Comment No. 1.
     3. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a factor considered by the compensation committee. Please provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation and, if applicable, how they were weighted and factored into specific compensation decisions. Please also expand your discussion and analysis of the factors the committee considered in establishing personal objectives. See Item 402(b)(2)(vii) of Regulation S-K.
     Response
     Except with respect to Mr. Gattinella (whose contributions relate solely to the WebMD segment and whose compensation was determined by the WHC Committee, with the concurrence of the Committee) and Mr. Funston (who joined HLTH as Chief Financial Officer at the end of 2006), the key contributions that factored into specific incentive compensation decisions regarding each of the NEOs related primarily to the repositioning of HLTH described in the section of the CD&A entitled “Key Events Affecting Compensation Decisions in 2006” and the Committee’s subjective evaluation of the importance of each individual’s contributions in the following areas relating to that repositioning: (1)

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planning and structuring of the sale transactions involving Emdeon Practice Services and Emdeon Business Services; (2) planning and structuring of the tender offer by the Company for its common stock using the proceeds from those sale transactions; and (3) the execution of each of those transactions. In addition, as noted in response to Comment No. 1, the Committee considered the NEO’s individual contributions to:
•	maintaining the financial performance of Emdeon Business Services (where Mr. Cameron, in particular, contributed by serving as segment head in addition to his service as Chief Executive Officer of HLTH) during the time period in which the sales process with respect to that business was taking place;

•	maintaining the financial performance of Emdeon Practice Services (where Mr. Corbin, in particular, contributed by serving as segment head, in addition to his service as Chief Financial Officer of HLTH) during the time period in which the sales process with respect to that business was taking place; and

•	appropriately reducing corporate expenses after consummation of the sale transactions involving Emdeon Business Services and Emdeon Practice Services.
Although we believe that information regarding the individual contributions of the NEOs in those and other areas, to the extent material to the decisions of the Committee, was reflected in the CD&A, we recognize that it was located in various portions for the CD&A and that a reader would benefit from organizing that information in a specific subsection with an appropriate caption. As previously noted in response to Comment No. 1 and as noted below in response to Comment No. 4, we intend to do so in future CD&As, including by use of a specific section containing a summary, for each NEO, of key performance factors and how the Committee considered those factors in evaluating that NEO’s performance, as well as the additional individualized disclosure discussed in the responses to Comment Nos. 1 and 4.
     4. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between the compensation of Messrs. Cameron and Wygod and that of the other named executive officers. Please disclose in greater detail how and why each of these individual’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.
     Response
     Differences in compensation among our executive officers result from a number of factors and may vary from year to year. The primary factors that create differences in compensation are disparities in: (a) the level of responsibility of the individual NEOs, (b) individual performance of the NEOs (see response to Comment No. 3 for additional information on that factor), and (c) the Company’s need to motivate and retain specific individuals at specific points in time. Some of the factors that lead to such differences are discussed in the introductory sections of the CD&A and in the section of the CD&A entitled “Use of Specific Types of Compensation in 2006.” However, the Company recognizes that these

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factors were not brought together in one place in the CD&A, which would facilitate greater understanding by stockholders of these matters. In future CD&As, we will include a captioned section with a more specific discussion of the differences in compensation policies applicable to the individual NEOs and how that related to differences in compensation in specific time periods. The key reasons for such differences in 2006 are as follows:
•	Differences in Salary and in Annual Bonus Potential. As noted in response to Comment No. 1 and as disclosed in the descriptions of the respective employment agreements with the NEOs in the section entitled “Employment Agreements with Named Executive Officers,” the Committee does establish, with respect to certain NEOs, a target percentage of the individual’s salary as the annual bonus that the specific NEO can earn. The Committee can, in its discretion, approve an annual bonus that exceeds that target and has done so in certain cases. As noted in response to Comment No. 1, we will include in the table showing annual bonuses, in future CD&As, information regarding the applicable target percentage and target annual bonus amount applicable to each individual for whom a target has been set, as well as more specific discussion of why any such annual bonus paid is less than, equal to or more than the applicable target (as the case may be), including the key factors considered by the Committee. The higher the target percentage of an individual’s salary that the annual bonus potential represents, the greater the percentage of total annual cash compensation that is not guaranteed for that individual. Generally, the target percentage (and therefore the percentage of annual compensation that is not guaranteed) increases with the seniority of the executive, as does salary. This, together with differences in the amounts of any special bonus (described below), account for the differences in cash compensation paid to our NEOs in 2006. In future CD&As, we will include, in connection with the table regarding bonuses paid and the additional discussion of that table described above, an explanation of the reasons for the differences in target percentages and an explanation of how that affected total compensation for each NEO.

•	Effect of Special Bonuses. Regarding the special bonuses paid to certain NEOs with respect to 2006, as described in the CD&A, those were determined by the Compensation Committee based on the Committee’s subjective evaluation of each individual’s contribution to the repositioning transactions described under the heading “Key Events Affecting Compensation Decisions in 2006.” The fact that only Messrs. Cameron, Wygod and Mele received those special bonuses and that Messrs. Cameron and Wygod’s special bonuses were higher than Mr. Mele’s also resulted in the cash compensation of Messrs. Cameron and Wygod being significantly higher than other executive officers. In future CD&As, we will provide additional description of the effect of any special bonuses on differences in compensation among our NEOs.

•	Differences in Equity Grants. The HLTH equity grants made to Messrs. Cameron and Wygod resulted in a significant portion of the differences between their compensation and those of the other NEOs. In general, larger equity grants are made to our most senior executive officers because they have the greatest potential to affect the value of the Company and to improve results for stockholders. We believe the description contained in the CD&A under “Use of Specific Types of Compensation in 2006 – Equity Compensation” contains an appropriate discussion of the differences in equity grants among our NEOs in 2006. However, this discussion is not connected to a discussion of the differences in other forms of

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compensation, which (as noted above) we will do in future CD&As in a separate captioned section regarding those differences.
Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control, page 23
     5. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please disclose why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.
     Response
     The Company does not offer any deferred compensation plans to its executive officers or other employees and does not offer any retirement plans to our executive officers, other than 401(k) plans generally available to our other employees. Accordingly, the payment and benefit levels for HLTH’s NEOs applicable upon a termination or a change in control result from provisions in the employment agreements between the Company and the NEOs. Those agreements are described under the heading “Employment Agreements with Named Executive Officers” and the Committee’s philosophy regarding the relevant provisions of those agreements are discussed under the heading “Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” before the tables begin. However, unlike annual or special bonuses or the amounts of equity grants (which the Committee determines in its discretion), the terms of employment agreements are the result of negotiations between the Company and those individuals, generally occurring at the time the individual joined the Company or in connection with a promotion to a more senior position with the Company (subject to the approval of the Committee in the case of executive officer employment agreements). The Committee has, in the past, generally been willing to include similar provisions relating to potential terminations and changes in control in connection with the renewal of or extensions to an employment agreement with an existing executive officer as those in the existing employment agreement with that executive officer.
     In determining whether to approve executive officer employment agreements (or renewals of or extensions to those agreements), the Committee considers the Company’s need for the services of the specific individual and the alternatives available to the Company, as well as potential alternative employment opportunities available to the individual from other companies. In considering whether to approve employment agreement terms that may result in potential payments and other benefits for executives that could become payable following a termination or change in control, the Committee considers both the costs that could potentially be incurred by the Company, as well as the potential benefits to the Company, including benefits to the Company from post-termination confidentiality, non-solicit and non-compete obligations imposed on the executive and provisions relating to post-termination services required of certain NEOs. In the case of potential payments and other benefits that could potentially become payable following a change in control, the Committee considers whether those provisions would provide appropriate benefit to an acquiror, in light of the cost the acquiror would incur, as well as benefits to the Company during the period an acquisition is pending. In future filings, the Company will include additional disclosure regarding the approval process for those agreements and regarding the expected benefits to the Company and to potential acquirors, in light of the expected costs

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to the Company or potential acquirors, from the inclusion of specific provisions relating to termination or a change in control.
     6. Expand your disclosure of the severance agreements in the Compensation Discussion & Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K. Discuss how the severance arrangements and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements.
     Response
     Discussion Required by Item 402(b)(1). The Company included disclosure regarding severance and change in control agreements that it believed was responsive to Item 402(b)(1), but it was located outside the CD&A so that it could serve as an introduction to the required tables relating to severance and change in control arrangements. In future filings containing CD&As, the Company will include in the CD&As: (a) the disclosure concerning the Committee’s philosophy regarding severance and change in control arrangements and other background regarding those arrangements that was included in Amendment No. 1 under the heading “Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control,” together with the additional disclosure discussed above in the response to Comment No. 5 regarding how those arrangements are approved, (b) a summary of the specific types of severance arrangements used (currently found primarily in the descriptions of the specific employment agreements included in the section entitled “Employment Agreements with Named Executive Officers”) and (c) any other specific disclosure appropriate, in light of the facts and circumstances at the time, so that the description of severance arrangements achieves the goals set forth in Item 402(b)(1) of Regulation S-K.
     Discussion of How Severance and Change in Control Arrangements Affect Decisions Regarding Other Elements of Compensation. As noted above and in Amendment No. 1, the Company does not offer any deferred compensation plans to its executive officers or other employees and does not offer any retirement plans to its executive officers, other than 401(k) plans generally available to its other employees. Accordingly, there are no forms of post-termination compensation to consider, other than the employment agreement provisions relating to termination and changes in control. As noted in the response to Comment No. 5, while other compensation decisions (particularly decisions relating to bonuses and equity grants) regarding HLTH’s NEOs are generally made during the term of an employment agreement and are at the discretion of the Committee, HLTH’s severance and change in control arrangements are generally negotiated between HLTH and the NEO at the inception of the employment agreement or in connection with a renewal of or extension to the agreement. Because of this difference, the decisions regarding these elements are made at different times and through separate processes. However, during the employment period, the Committee does review, when it makes grants of equity or awards bonuses, the effect that any existing employment agreement provisions relating to termination or changes in control may have on, or as a result of, such grant or award. The Company will include, in addition to the disclosure to be included in future CD&As pursuant to the first paragraph of this response to Comment No. 6, appropriate disclosure of the significant elements considered in any such review when the Committee makes grants of equity or awards bonuses, and any other specific disclosure appropriate, in light of the facts and circumstances applicable at the time, regarding how severance and change in control arrangements affected decisions regarding other elements of compensation.

U.S. Securities and Exchange Commission
October 9, 2007

     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 759-6008 (phone) or (858) 759-6005 (fax) with any questions or comments regarding this letter.

Respectfully submitted, HLTH Corporation
By:	/s/ Lewis H. Leicher
Lewis H. Leicher
Senior Vice President

cc:	Craig Slivka (U.S. Securities and Exchange Commission) – BY FAX Kevin M. Cameron Mark D. Funston Charles A. Mele Loren J. Weber, Esq. (O’Melveny & Myers LLP)